Prospectus Supplement No. 1 (to Prospectus dated June 1, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-128109

WORLDGATE COMMUNICATIONS, INC.

7,892,611 Shares of Common Stock

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated June 1, 2006, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated June 1, 2006.

                On August 3, 2005, the Company completed a private placement of $17,500,000 of its common stock and warrants with several institutional investors. The Company issued 4,666,664 shares of its common stock at $3.75 per share to the participating investors. The Company also issued five-year warrants to purchase a total of 1,671,947 shares of its common stock: 1,633,333 shares to the investors at an exercise price of $5.00 per share, and 38,614 shares to the placement agent at an exercise price of $4.53 per share. The investors also received an additional investment right, for a limited period of time, to purchase 1,554,000 additional shares of common stock at $4.12 a share.

On July 25, 2006, the Company amended the terms of the additional investment right with respect to 129,950 shares of common stock purchasable thereunder in consideration for a release by an investor of all claims relating to the Company’s inability to register the shares acquired by such investor in the private placement within 120 days of the transaction.  The amended additional investment right provides that the holder thereof may purchase the 129,950 shares of common stock for a period of 760 days beginning June 1, 2006 for an exercise price of $1.515 per share.  The terms of the additional investment rights with respect to the remaining 1,424,050 shares of common stock purchasable thereunder remain unchanged.

This prospectus supplement is dated July 25, 2006